UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                               CTD HOLDINGS , INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                              CUSIP NO. 22834Q 10 8

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                                 (CUSIP Number)

                                 JASON M. MEYERS

                             ASPATUCK HOLDINGS LTD.

                           645 FIFTH AVENUE, 8TH FLOOR
                               NEW YORK, NY 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 29 , 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22834Q 10 8


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1.   NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     JASON M. MEYERS
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]
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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS*

     AF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
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  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
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BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          2,750,000
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    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            2,750,000
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,750,000
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%
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14.  TYPE OF REPORTING PERSON*

     IN
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*SEE INSTRUCTIONS.

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1.   NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Aspatuck Holdings Ltd.                                   EIN: 421548572
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]
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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS*

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                      [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          2,750,000
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            2,750,000
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,750,000
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.2%
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14.  TYPE OF REPORTING PERSON*

     CO
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*SEE INSTRUCTIONS.

                                  SCHEDULE 13D
                               CTD HOLDINGS, INC.

FILED BY    JASON M. MEYERS ("MEYERS") AND Aspatuck Holdings Ltd. ("Aspatuck")

ITEM 1.     SECURITY AND ISSUE

                  CTD HOLDINGS, INC. ("ISSUER")
                  27317 N.W. 78th Avenue
                  High Springs FL 32643

            Common Stock, par value $.0001 per share,

ITEM 2.     IDENTITY AND BACKGROUND

      (a) This Statement is being filed by (i) Aspatuck , by virtue of its direct ownership of Common Stock, and (ii) Meyers, by virtue of his control of Aspatuck. Aspatuck and MEYERS are collectively the "Reporting Persons" and individually a "Reporting Person."

      (b) Residence or Business Address:

                  MEYERS C/O
                  ASPATUCK HOLDINGS LTD.
                  645 FIFTH AVENUE, 8TH FLOOR
                  NEW YORK, NY 10022

                  ASPATUCK HOLDINGS LTD.
                  645 FIFTH AVENUE, 8TH FLOOR
                  NEW YORK, NY 10022

      (c) Principal Business: Aspatuck is principally engaged in the business of operating as a private investment fund. MEYERS is principally engaged in the management of Aspatuck

      (d) During the last five years neither MEYERS OR Aspatuck nor any of Aspatuck's directors or executive officers has been convicted in a criminal proceeding.

      (e) During the last five years, neither MEYERS OR Aspatuck nor any of Aspatuck's directors or executive officers a has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship/State of Organization: See Cover Pages, Item 6.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Aspatuck acquired the securities of the Issuer for $2,750. The source of such funds was working capital.

ITEM 4.     PURPOSE OF TRANSACTION

      The purpose of the acquisition of securities of the Issuer is for investment.

      Neither Reporting Person has any present intention of acquiring, or disposing of, securities of the Issuer, though they may do so in the future. Neither Reporting Pereson has a present intention to effect any changes in the operations or management of the Issuer, they may do so in the future.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Aspatuck owns, beneficially and of record,2,750,000 shares of the Common Stock of the Issuer which represents 27.2% of the issued and outstanding shares of such class of Issuer's securities after giving effect to the sale of 750,000 shares of its Common Stock contemporaneously with the acquisition of such Common Stock by the reporting persons at the same per share price paid by Aspatuck. The later shares were part of the part of aggregate number of shares originally contracted for by Aspatuck.

      Aspatuck may be deemed to be under the control of MEYERS who owns, directly and indirectly approximately 90 % of the outstanding shares of common stock of Aspatuck on a fully diluted basis Each of the reporting person disclaims beneficial ownership of the securities of Issuer owned by the other.

      (b) Each reporting person share the power to vote or to direct the vote of and the power to dispose or direct the disposition of the 2,750,000 shares of Issuer's Common Stock owned by it.

      (c) Other than the acquisition of the Issuer's shares that is the subject of this statement and arrangement of the sale of 750,000 shares to a third party described above , neither reporting Party has effected any transactions in the Issuer's securities during the past 60 days.

      (d) Not Applicable.

      (e) Not Applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to a Registration Rights Agreement dated December 2004, by and among the Issuer and Aspatuck (attached as Exhibit 1) Aspatuck has certain registration rights related to the securities acquired by it.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Registration Rights Agreement dated December 2004, by and among the Issuer and Aspatuck Holdings Ltd*

Exhibit 2 Stock Purchase Agreement dated December 2004, by and among the Issuer, and Aspatuck Holdings Ltd*

                  * to be filed by amendment

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January      2005

                                    /S/ JASON M. MEYERS
                                    -------------------
                                    JASON M. MEYERS


                                    Aspatuck Holdings Ltd.


                                    By: /S/ JASON M. MEYERS
                                    -----------------------
                                    JASON M. MEYERS, President